Exhibit 99.4

CADBURY SCHWEPPES PLC

For immediate release	8 March 2005

Notification of Director's share interests
Name of Director: KENNETH GEORGE HANNA

The Company was notified on 7 March 2005 of the following transaction:

Mr Hanna acquired 127,587 ordinary shares of 12.5 pence each in the Company on 4 March 2005, at a price of 485.00p per share. The shares represent the 2005 award of shares under the Company’s Bonus Share Retention Plan (in respect of performance in the year 2004), and were all deferred into trust.

Following the above transaction, Mr Hanna has a beneficial interest in 377,884 ordinary shares of 12.5p each in the Company.

Name of contact for queries:

John Hudspith
Telephone: 020 7830 5179

Name and signature of authorised Company official responsible for making this notification:

\s\ J MILLS

J MILLS DIRECTOR OF GROUP SECRETARIAT